================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                 ---------------

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO __________

COMMISSION FILE NUMBER: 001-15787

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  METLIFE, INC.
                               ONE MADISON AVENUE
                            NEW YORK, NEW YORK 10010

================================================================================

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                 METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
INDEPENDENT AUDITORS' REPORT.......................................         1
FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits as of
     December 31, 2002 and 2001....................................         2
  Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2002...........................        3
  Notes to Financial Statements ...................................         4
  Supplemental Schedule of Assets Held for Investment Purposes as
     of December 31, 2002..........................................         8
  Signatures.......................................................         9
  Exhibit Index....................................................         10

Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

                          INDEPENDENT AUDITORS' REPORT

Savings and Investment Plan for Employees of
Metropolitan Life and
Participating Affiliates:

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
New York, New York
June 23, 2003

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                 METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2002 AND 2001
                             (DOLLARS IN THOUSANDS)

                                   2002         2001
                                   ----         ----
ASSETS:
Investments ............      $2,894,468      $3,025,716
Loans to Participants ..          56,863          56,096
                              ----------      ----------
Net Assets Available for
  Benefits .............      $2,951,331      $3,081,812
                              ==========      ==========

                See accompanying notes to financial statements.

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                 METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2002
                             (DOLLARS IN THOUSANDS)

                                                               2002
                                                               ----
Additions:
  Participant contributions ........................      $   120,663
  Employer contributions ...........................           52,058
  Interest income ..................................          107,871
  Net depreciation in fair value of
     Investments ...................................         (326,257)
                                                          -----------
     Total additions ...............................          (45,665)
                                                          -----------
Deductions:
  Benefit payments .................................          159,151
  Investment advisory and management fees ..........            3,619
  Other expenses ...................................              173
                                                          -----------
     Total deductions ..............................          162,943
                                                          -----------
Decrease in Net Assets .............................         (208,608)
                                                          -----------
Net Transfers to the plan ..........................           78,127
Net Assets available for benefits, beginning of year        3,081,812
                                                          -----------
Net Assets available for benefits, end of year .....      $ 2,951,331
                                                          ===========

                See accompanying notes to financial statements.

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                 METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

                          NOTES TO FINANCIAL STATEMENTS
            (DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED)

1. DESCRIPTION OF THE PLAN

      The following description of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

      GENERAL INFORMATION -- The Plan became effective on May 1, 1970 and, as subsequently amended, is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by Metropolitan Life Insurance Company (the "Company"). Effective September 1, 2002, the recordkeeper of the Plan is Hewitt Associates LLC.

      The Plan is a defined contribution plan consisting of nine distinct funds -- Fixed Income Fund, Equity Fund, Common Stock Index Fund, Blended Small Company Stock Fund, International Equity Fund, Small Company Stock Fund, Value Equity Fund, Emerging Markets Equity Fund and MetLife Company Stock Fund ("Core Funds"). Contributions to each fund (other than the MetLife Company Stock Fund) are remitted to the Company pursuant to group annuity contracts. Contributions to the MetLife Company Stock Fund are remitted to Mellon Bank, N.A., as trustee. The Plan also offers a Self-Directed Account to all participants. The Self-Directed Account is an investment option that supplements the Plan's Core Funds. It works like a personal brokerage account by providing participants with direct access to a wide variety of mutual funds that are available to the public through many well-known mutual fund families.

      CONTRIBUTION AND FUNDING -- Contributions, as defined in the Plan Document for the Plan, consist of employee basic contributions which are matched by the Company, Metropolitan Property and Casualty Insurance Company, MetLife Funding, Inc., Edison Supply and Distribution, Inc., Texas Life Insurance Company, MetLife Securities, Inc., MetLife Credit Corp. and MetLife Bank, N.A. (collectively, the "Companies"), each for its own employees, and employee supplemental contributions which are not matched by any of the Companies. Contributions of the Companies vest in the employees' accounts in accordance with the terms of the Plan. Contributions of the employees and Companies are credited to the respective Core Funds in the manner elected by the employees and provided by the Plan. Pursuant to the terms of the Plan, matching contributions of the Companies are reduced to reflect termination of nonvested employee interest and suspended for prescribed periods of time if money is withdrawn by the employee from certain restricted funds.

      Contributions to the Fixed Income Fund are allocated to the Company's Separate Account Nos. 78 and 253. During 2001, the New England Financial Accumulation Account, a frozen Fixed Income Fund, was transferred to the Plan. Contributions to the Equity Fund, the Common Stock Index Fund, the
Blended Small Company Stock Fund, the International Equity Fund, the Small Company Stock Fund, the Value Equity Fund and the Emerging Markets Equity Fund are allocated to the Company's Separate Accounts 413, MI, 334, 79, 307, 267 and 247, respectively. Contributions to the MetLife Company Stock Fund are invested primarily in shares of common stock of MetLife, Inc. and are held in trust. Amounts transferred to the Self-Directed Account are invested primarily in shares of mutual funds and are held in trust.

      PARTICIPATION -- Generally, all employees of the Company and its participating affiliates, with the exception of certain groups of employees (e.g., leased employees, independent contractors, employees of the Grand Bank Division of MetLife Bank, N.A., certain statutory employees of GenAmerica Financial Corporation as of December 31, 2000 and employees participating in or eligible to participate in the New England Agents' Deferred Compensation Plan and Trust, the New England Agents' Retirement Plan and Trust and/or the New England Agency Employees' Retirement Plan and Trust and certain collectively bargained employees), are eligible to become participants in the Plan and immediately make basic and supplemental contributions to the Plan. Generally, all employees of the Company and its participating affiliates, with the exception of certain groups of employees described in the preceding sentence, are eligible to receive an allocation of Company matching contributions as of the first day of the month following the date they complete one year of service with 1,000 hours, provided that they make basic contributions to the Plan.

      VESTING -- Participant contributions vest immediately. Matching contributions become fully vested upon the participant attaining age 55 or the participant's completion of five years of service in accordance with the five-year graded vesting schedule.

      WITHDRAWALS AND DISTRIBUTIONS -- A participant may request cash withdrawals from the Plan under the conditions set forth in the Plan Document. Distributions from the Plan occur upon a participant's retirement, death or termination of employment.

      LOANS -- Loans are available to participants from their accounts. Loan repayments are made to any or all of the Core Funds in accordance with the participant's contribution investment allocation at the time of repayment. The loan balance outstanding as of December 31, 2002 and 2001 was $56,863 and $56,096, respectively.

      ADMINISTRATIVE EXPENSES -- Expenses of the Plan, other than some investment-related expenses and a limited amount of administrative expenses, are paid by the Companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

      BASIS OF ACCOUNTING -- The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

      Contributions are recognized when due and withdrawals and distributions are recognized when incurred. Investment income is recorded as earned. Loans to participants are carried at the outstanding loan balance.

      VALUATION OF INVESTMENTS -- The Plan's net assets in the Fixed Income Fund are valued at contract value. Contract value represents contributions made under the contract, plus interest at the annual rate guaranteed by the fund (5.80% and 7.00% in 2002 and 2001, respectively), less withdrawals, disbursements and loans to participants.

      Funds held in Separate Accounts 413, MI, 334, 79, 307, 267, 247, the MetLife Company Stock Fund and the Self-Directed Account are stated at the aggregate value of units of participation. Such value reflects accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of the Company's investment expenses.

      In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an Amendment of FASB Statement No. 133 ("SFAS 138"). In June 1999, the FASB also issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 ("SFAS 137"). SFAS 137 deferred the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") until January 1, 2001. SFAS 133 and SFAS 138 require, among other things, that all derivatives be recognized in the balance sheets as either assets or liabilities and measured at fair value. Adoption of the provisions of SFAS 133 and SFAS 138 on January 1, 2001 did not have a material effect on the Plan's financial statements.

      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Except for certain implementation guidance that is incorporated in SFAS 149 and already effective, SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The Plan does not expect SFAS 149 to have a significant impact on its financial statements.

3. INVESTMENTS

The following table represents the fair value of investments as of:

                                               DECEMBER 31,
                                         ----------------------
                                         2002              2001
                                         ----              ----
Fixed Income Fund ..............      $1,922,741*      $1,695,705*
Equity Fund ....................         357,617*         573,423*
Common Stock Index Fund ........         290,529*         391,096*
Blended Small Company Stock Fund          18,032           19,351
International Equity Fund ......          40,867           47,480
Small Company Stock Fund .......         109,023          143,055
Value Equity Fund ..............          45,320           51,824
Emerging Markets Equity Fund ...          28,506           27,502
MetLife Company Stock Fund .....          72,333           67,922
Self-Directed Account ..........           8,923            8,358
General Account Fund ** ........             577               --
                                      ----------       ----------
Total Investments ..............      $2,894,468       $3,025,716
                                      ==========       ==========

 * Represents five percent or more of net assets available for benefits. ** Designed to hold Plan forfeitures.

      During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $326,257, as follows:

            Net depreciation in fair value of investments:

            Separate accounts ............................      $(324,349)
            Mutual funds .................................         (1,908)
                                                                ---------
            Net depreciation in fair value of investments       $(326,257)
                                                                =========

4. TERMINATION OF THE PLAN

      While the Companies intend that the Plan be permanent, each of the Companies has the right to amend or discontinue it. In the event of termination of the Plan, each participant shall be fully vested in Company contributions made to the Plan, and have a right to receive a distribution of his or her interest, in accordance with the provisions of the Plan.

5. TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated May 23, 2002 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended and restated since receiving such determination letter. Moreover, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

6. RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of Separate Accounts managed by the Company or affiliates of the Company. The Company is the sponsor of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7. CHANGES IN THE PLAN

      During 2002, the Security First Savings 401(k) Plan and the Nathan & Lewis 401(k) Plan were merged into the Plan and net assets of $8,634 and $2,882, respectively, were transferred into the Plan. Also during 2002, Voluntary Retirement Savings Account ("VRSA") assets of $65,855 were merged into the Plan from the Metropolitan Life Retirement Plan for United States Employees. The VRSA contract, an option designed to accept voluntary tax deductible employee contributions, ceased to accept contributions in compliance with the Tax Reform Act of 1986, but the accounts remain active and earn interest.

      In January 2001, net assets of $295,397 and $117,117 from the New England Financial 401(k) Plan and Trust (the "NEF Plan") and the GenAmerica Progress Sharing Plan (the "GenAm Plan"), respectively, were transferred into the Plan. The net assets transferred from the NEF Plan represented all but one of the NEF Plan Accounts. The exception was the NEF Accumulated Account, a Fixed Income investment account that remained intact but was transferred to the Plan as a frozen account.

                                     ******

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                 METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

                         SUPPLEMENTAL SCHEDULE OF ASSETS
                          HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 2002

                      ISSUER                                       DESCRIPTION                         FAIR VALUE
                     --------                                     --------------                      ------------
                                                                                                       (DOLLARS IN
                                                                                                         THOUSANDS)
 * Metropolitan Life Insurance Company      Group Annuity Contracts (**):
                                            GAC #11557                                                  $   760,569
                                            GAC #24888                                                      955,115
                                            NEF Frozen Accumulation Account                                 206,375
                                            NEF Stable Value Fund (GAC #6887)                                   682
                                                                                                        -----------
                                            Total assets in separate account group annuity
                                                contracts -- Fixed Income Fund                            1,922,741
                                                                                                        -----------
 * Metropolitan Life Insurance Company      Separate Account Contracts:
                                            GAC #8550:
                                            Equity Fund -- 413                                              357,617
                                            Common Stock Index Fund -- MI                                   290,529
                                            Blended Small Company Stock Fund -  334                          18,032
                                            International Equity Fund -- 79                                  40,867
                                            Small Company Stock Fund -- 307                                 109,023
                                            Value Equity Fund -- 267                                         45,320
                                            Emerging Markets Equity Fund -- 247                              28,506
                                            MetLife Company Stock Fund                                       72,333
                                            Self-Directed Account                                             8,923
                                                                                                        -----------
                                            Total assets held for investment in
                                                insurance company separate accounts                         971,150

                                            GAC #28576 - General Account Fund                                   577

                                            Loans to participants                                            56,863
                                            Total assets held for investment
                                               purposes                                                 $ 2,951,331
                                                                                                        ===========

----------

*     Permitted party-in-interest
**    At contract value, which approximates fair value.

                                   SIGNATURES

      THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Savings and Investment Plan for Employees of
                                   Metropolitan Life and
                                   Participating Affiliates

                                   By:      /s/ JAMES N. HESTON
                                   ------------------------------------
                                   Name: James N. Heston
                                   Title:  Plan Administrator

June 30, 2003

                                  EXHIBIT INDEX

     EXHIBIT                                                                 PAGE
     NUMBER                               EXHIBIT NAME                      NUMBER
     ------                               ------------                      ------
     23.1           Consent of Independent Auditors.                          11

     99.1           Certification of Plan Administrator pursuant to
                    Section 906 of the Sarbanes-Oxley Act of 2002.            12